Exhibit 21

The following table indicates, as of the end of the most recently ended fiscal year, the subsidiaries of Thermodynetics, Inc., their respective states and years of incorporation, and the percentage owned by Thermodynetics.

Subsidiary’s Name	State of Incorporation	Year of Incorporation	Percentage Owned
Vulcan Industries, Inc.	Michigan	1991	wholly owned
National Energy Systems, Inc.	Florida	1984	wholly owned
TPI Systems, Inc.	Delaware	1983	wholly owned*

* The Company is currently spinning-off TPI Systems through the issuance of a dividend.  Please see Item 1.